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                               Consent of KPMG LLP




To the Trustees of
ebix.com, Inc. (f/k/a Delphi Information Systems, Inc.)
  Cash Option Profit Sharing Plan


We consent to incorporation by reference in the registration statement (No. 33-19310) on Form S-8 of ebix.com, Inc. (f/k/a Delphi Information Systems, Inc.) of our report dated June 26, 2000, relating to the statements of net assets available for plan benefits of the ebix.com, Inc. (f/k/a Delphi Information Systems, Inc.) Cash Option Profit Sharing Plan as December 31, 1999 and 1998, and the related statements of changes in net assets available for plan benefits for the years then ended, and the related schedule, which report appears on Form 11-K of the ebix.com, Inc. (f/k/a Delphi Information Systems, Inc.) Cash Option Profit Sharing Plan for the year ended December 31, 1999.


/s/ KPMG LLP

June 28, 2000
Chicago, Illinois